UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2022

001-41334

(Commission File Number)

Rail Vision Ltd.

(Exact name of Registrant as specified in its charter)

15 Hatidhar St.

Raanana, Israel, 4366517

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On April 26, 2022, Rail Vision Ltd. (the “Company”) announced that it will hold an Annual and Extraordinary General Meeting of Shareholders on May 31, 2022 at 10:00 a.m. (Israel time) at the offices of the Company at 15 Hatidhar St. Raanana, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Annual and External General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual and Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual and Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAIL VISION LTD.

Date: April 26, 2022	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

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